SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 8th, 2022

1.               DATE, TIME AND PLACE: On November 8th, 2022, at 2:30 pm, at the offices of BRASKEM S.A. ("Braskem" or "Company"), located at Rua Lemos Monteiro, 120, 22nd floor, in the city of São Paulo, state of São Paulo, CEP 05501-050.

2.               CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Bylaws of BRASKEM S.A. (“Braskem” or “Company”), with the participation of all Board Members indicated below, having Board Member Roberto Lopes Pontes Simões participated also as Chief Executive Officer. Vice-President Pedro Freitas, Vice-President Cristiana Lapa Wanderley Sarcedo and Mrs. Lilian Porto Bruno, Mrs. Clarisse Mello Machado Schlieckmann, Mrs. Ana Paula Tarossi and Mrs. Naiara Assad also participated. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3.               AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1.          SUBJECT FOR RESOLUTION: After due analysis of the subject submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Company’s Governance Portal, the following resolution was unanimously taken by the attendees:

a)	PD.CA/BAK - 47/2022 – Issue of simple debentures, non-convertible into shares, to be issued by Braskem S.A. and publicly distributed with restricted placement efforts, in accordance with CVM Ruling No. 476, of January 16, 2009, as amended (“CVM Ruling 476” and “Issue”, respectively) - having the Finance and Investment Committee previously analyzed the subject and issued an opinion favorable to its approval, the Board Members approved PD.CA/BAK – 47/2022 in order to authorize:

(a.i.) the Issue, with the following main characteristics and conditions, which will be detailed and regulated through the “Private Indenture of the Eighteenth (18th) Issue of Simple Debentures, Non-Convertible into Shares, of the Unsecured Species, in up to two (2) Series, for Public Distribution, with Restricted Distribution Efforts, of Braskem S.A.” (“Issue Indenture”):

(i) Issue Number: The Issue is the eighteenth (18th) issue of debentures of the Company;

(ii) Series Number: The Issuance will be conducted in up to two (2) series, under a communicating vessel system (“Communicating Vessel System”), and the final volume and quantity of Debentures to be allocated to each series will be defined pursuant to the Bookbuilding Procedure (as defined below), in accordance with the terms of the Issue Indenture, and the Debentures distributed under the first series will be hereinafter referred to as “First Series Debentures” and the Debentures distributed under the second series will be hereinafter referred to as “Second Series Debentures”. Except for any express references to the First Series Debentures and the Second Series Debentures, any references to “Debentures” shall be understood as references to the First Series Debentures and Second Series Debentures, jointly and as applicable;

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 8th, 2022

(iii) Convertibility: The Debentures shall be simple, that is, not convertible into shares issued by the Company;

(iv) Type: The Debentures shall be unsecured.

(v) Total Issue Amount: The total Issue amount will be one billion and two hundred million reais (BRL 1,200,000,000.00) on the issue date, to be defined in the Issue Indenture (“Issue Date” and “Total Issue Amount”, respectively);

(vi) Quantity of Debentures issued: One million two hundred thousand (1,200,000) Debentures shall be issued; The volume of Debentures to be allocated in each series will be defined through the Communicating Vessel System between the Debentures of the First Series and the Debentures of the Second Series, according to demand identified in the Bookbuilding Procedure, which may result in the issuance of the total amount in a single series or allocation in both series. The sum of the values of the Debentures of all the series may not exceed the Total Issue Amount. The final quantity to be allocated in each of the series will be defined after the Bookbuilding Procedure is concluded, in the Communicating Vessel System;

(vii) Deadline and Maturity Date: Except for the situations of Total Optional Early Redemption (as defined below), of Offer of Early Redemption (as defined below) which results in an effective total early redemption, of Mandatory Offer of Early Redemption - Change of Control (as defined below) which results in an effective total early redemption, of Optional Acquisition (as defined below) with the cancellation of the totality of the Debentures or of early maturity of the obligations arising from the Debentures, as set forth in the Issue Indenture, (i) the deadline for the maturity of the Debentures will be seven (7) years from the Issue Indenture (“First Series Debentures Maturity Date”); and (ii) the Second Series Debentures shall have a maturity deadline of ten (10) years counted as of the Issue Date (“Second Series Debentures Maturity Date” and, together with the First Series Debentures Maturity Date, the “Maturity Date”);

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 8th, 2022

(viii) Unit Par Value: The unit par value of each Debenture shall be one thousand reais (BRL 1,000.00), on the Issue Date (“Unit Par Value”);

(ix) Placement and Distribution Procedure: The Debentures shall be object of public offer, with restrict offer, pursuant to CVM Ruling 476 (“Restricted Offer”), under the firm commitment regime for placement in the Total Issue Amount, with the intermediation of financial institutions engaged to act as coordinators within the scope of the Issuance (“Coordinators”, one of them being the leading financial institution, “Lead Coordinator”), these financial institutions are members of the securities distribution system and are also responsible for the Debentures placement, individually and not jointly and severally, in proportion to their respective interests, pursuant to the “Coordination, Placement and Public Distribution Agreement, with Restricted Efforts, Under the Firm Commitment Regime for Placement, of Simple Debentures, Non-Convertible into Shares, of the Unsecured Species, in up to Two (2) Series, of the Eighteenth (18th) Issue of Braskem S.A.”, to be executed between the Issuer and the Coordinators (“Distribution Agreement”);

(x) Bookbuilding Procedure: The procedure for collection of investment intentions from potential investors will be adopted, observing the provisions of article 3 of CVM Ruling 476 to be organized by the Coordinators, for the definition jointly with the Company: (a) of the final rate of the Remuneration of the First Series Debentures and the final rate of the Remuneration of the Second Series Debentures; and (b) the final volume and quantity of Debentures issued of each series, subject to the provisions of the Distribution Agreement and observing the volume and quantity established in the Issue Indenture (“Bookbuilding Procedure”);

(xi) Subscription Price and Form of Pay-Up: The subscription and payment price for the Debentures (i) on the First Pay-up Date will be their Unit Par Value, and (ii) in the event the Debentures are paid in on more than one date, the subscription price for the Debentures that are paid in after the First Pay-up Date will be the Unit Par Value of the Debentures, plus their respective Remuneration, calculated pro rata temporis from the First Pay-up Date until the date of their effective payment, using eight (8) decimal digits, without rounding, with the possibility of a premium or discount in relation to the Unit Par Value of the Debentures, at the sole discretion of the Managers, provided that such premium or discount is applied to all of the Debentures of the respective series on each payment date (“Subscription Price”).

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 8th, 2022

(xi) Monetary Adjustment of the Unit Par Value: The Unit Par Value or the balance of the Debentures’ Unit Par Value shall not be monetarily adjusted;

(xii) Amortization of the First Series Debentures: The balance of the First Series Debentures’ Unit Par Value shall be amortized on one single date, namely the First Series Debentures’ Maturity Date, except in the situations of Optional Extraordinary Amortization of the First Series Debentures, of Total Optional Early Redemption of the First Series Debentures, of total early redemption resulting from the Offer of Early Redemption of the First Series Debentures, of the Mandatory Offer of Early Redemption of the First Series Debentures - Change of Control or of the Optional Acquisition of the First Series Debentures with the cancellation of the totality of the First Series Debentures, pursuant to the Issue Indenture, or, further, on the payment date resulting from the early maturity of the first Series Debentures due to the occurrence of one of the Default Events (as defined below), described in the Issue Indenture, in any way, that results in the effective total early redemption, whichever occurs first;

(xiii) Amortization of the Second Series Debentures: The balance of the Second Series Debentures’ Unit Par Value shall be amortized in three (3) consecutive annual installments, in accordance with the dates and percentages to be indicated in the Issue Indenture (each, a “Second Series Debentures Amortization Date”), except in the situations of Optional Extraordinary Amortization of the Second Series Debentures, of Total Optional Early Redemption of the Second Series Debentures, of total early redemption resulting from the Offer of Early Redemption of the Second Series Debentures, of the Mandatory Offer of Early Redemption of the Second Series Debentures - Change of Control or of the Optional Acquisition of the Second Series Debentures with the cancellation of the totality of the second series debentures, pursuant to the Issue Indenture, or, further, on the payment date resulting from the early maturity of the Second Series Debentures due to the occurrence of one of the Default Events, in any way, that results in the effective total early redemption, whichever occurs first;

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 8th, 2022

(xiv) First Series Debentures’ Remuneration: The Unit Par Value of the First Series Debentures or the balance of the Unit Par Value of the First Series Debentures will bear compensatory interest corresponding to the accrued variation of one hundred percent (100%) of the daily average rates of the DI - Interfinancial Deposits (DI) of one day, “over extra group”, expressed as a percentage per base year of two hundred and fifty-two (252) Business Days, calculated and disclosed on a daily basis by B3, on the daily newsletter, made available at its website (http://www.b3.com.br) (“DI Rate”), added by a surcharge, to be defined in the Bookbuilding Procedure, and, in any case, limited to one whole and seventy hundredths percent (1.70%) per year (“First Series Surcharge”), per base year of two hundred and fifty-two (252) business days (“First Series Debentures’ Remuneration”);

(xv) Second Series Debentures’ Remuneration: The Unit Par Value or the balance of the Unit Par Value of the Second Series Debentures will accrue Remuneration interest corresponding to the accumulated variation of one hundred percent (100%) of the DI Rate, plus a surcharge, to be defined in the Bookbuilding Procedure and, in any case, limited to one whole and ninety five hundredths percent (1.95%) (“Second Series Surcharge” and, together with the First Series Surcharge, “Surcharge”), to a base year of two hundred and fifty two (252) Business Days (“Second Series Debentures’ Remuneration” and, together with the First Series Debentures’ Remuneration, “Debentures’ Remuneration”);

(xvi) Payment of the Debentures’ Remuneration: Without prejudice to the payments resulting from any early maturity of the obligations arising from the Debentures, Optional Extraordinary Amortization, Total Optional Early Redemption, total early redemption arising from the Offer of Early Redemption or Mandatory Offer of Early Redemption - Change of Control or Optional Acquisition with the cancellation of the totality of the Debentures, pursuant to the Issue Indenture, the Debentures’ Remuneration will be paid every six months, from the Issue Date, always on the 9th of November and May of each year, the first payment being due on May 9, 2023 and the last payment on the Maturity Date of the First Series Debentures for the First Series Debentures or on the Second Series Debentures’ Maturity Date for the Second Series Debentures, as applicable, without any grace period (each such date, a “Debentures’ Remuneration Payment Date”);

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 8th, 2022

(xvii) Default charges: Without prejudice to the Debentures’ Remuneration and of the Default Events, any amount in arrears will be subject, regardless of notice or judicial or extrajudicial notification, to: (a) conventional, irreducible and non-compensatory penalty of two percent (2%) on the amount due and unpaid; and (b) interest for late payment calculated pro rata temporis from the date of default until the date of actual payment, at the rate of one percent (1%) per month on the amount due and unpaid; in addition to the expenses incurred for the collection (“Default Charges”);

(xviii) Offer of Early Redemption: The Company may, at its exclusive discretion, at any time from the Issue Date, make an offer of early redemption of the totality of the Debentures of a respective series or both series, with the consequent cancellation of the redeemed Debentures (“Offer of Early Redemption”). The Offer of Early Redemption will be addressed to all Debenture Holders of the respective series, without distinction, equal conditions being ensured to all Debenture Holders of the respective series to accept the early redemption of the Debentures they hold, in accordance with the terms and conditions set forth in the Issue Indenture. The amount to be paid in relation to each of the Debentures of the respective series will be equivalent to the Unit Par Value or the balance of the Unit Par Value of the Debentures of the respective series added (1) by the Debentures’ Remuneration due until the date of the effective early redemption, calculated pro rata temporis, from the First Pay-up Date (or from the immediately previous Payment Date of the Debentures’ Remuneration, as the case may be); and (2) if that is the case, by the redemption premium indicated in the Communication of the Offer of Early Redemption (as defined in the Issue Indenture);

(xix) Total Optional Early Redemption of the Debentures: The Company may, at its exclusive discretion, from the thirty-sixth (36th) month from the Issue Date, for the First Series Debentures, and as from the sixtieth (60th) month after the Issue Date, for the Second Series Debentures, redeem in advance all of the Debentures of a respective series or both series (“Total Optional Early Redemption”), subject to the terms and conditions of the Indenture. At the time of the Total Optional Early Redemption, the Debenture Holders of the respective series will be entitled to the payment (1) of the Unit Par Value or the balance of the Unit Par Value of the Debentures of the respective series; (2) of the Debentures’ Remuneration of the respective series, pursuant to the Issue Indenture, calculated pro rata temporis from the First Pay-up Date or the immediately previous respective series Payment Date of the Debentures’ Remuneration, as the case may be, until the Date of the Total Optional Early Redemption; (3) of the Default Charges, if any; and (4) of the premium equivalent to the percentages per year indicated in the tables below, applied on the Unit Par Value or the balance of the Unit Par Value of the Debentures of the respective series, as the case may be, added by the Debentures’ Remuneration, calculated pro rata temporis from the First Pay-up Date or the immediately preceding Remuneration Payment Date for the Debentures of the respective series, as the case may be, until the Date of the Total Optional Early Redemption, calculated in accordance with the Issue Indenture (“Premium of the Total Optional Early Redemption”);

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 8th, 2022

Period	Total Optional Early Redemption Premium for the First Series Debentures
November 09, 2025 (inclusive) through May 09, 2027 (exclusive)	0.50%
From May 9, 2027 (inclusive) through the Maturity Date of the First Series Debentures (exclusive)	0.30%

Period	Total Optional Early Redemption Premium for the Second Series Debentures
November 09, 2027 (inclusive) to November 09, 2028 (exclusive)	0.50%
As of November 9, 2028 (inclusive) up to November 9, 2029 (exclusive)	0.40%
As of November 9, 2029 (inclusive) up to the Maturity Date of the Second Series Debentures (exclusive)	0.30%

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 8th, 2022

(xx) Optional Extraordinary Amortization: The Company may, at its exclusive discretion, from the thirty-sixth (36th) month from the Issue Date, for the Debentures of the First Series, and as from the sixtieth (60th) month after the Issue Date, for the Debentures of the Second Series, perform the optional extraordinary amortization of the Debentures of a respective series or both series, limited to up to ninety-eight percent (98%) of the Unit Par Value of the Debentures of the respective series or of the balance of the Unit Par Value of the Debentures of the respective series, as applicable, which shall cover, proportionally, all of the Debentures of the respective series (“Optional Extraordinary Amortization”), subject to the terms and conditions of the Issue Indenture. The Optional Extraordinary Amortization will be conducted upon payment (1) of part of the Unit Par Value or of the balance of the Unit Par Value of the Debentures of the respective series, as the case may be; (2) of the respective series Debentures’ Remuneration, pursuant to the Issue Indenture, calculated pro rata temporis from the First Pay-up Date or the Remuneration Payment Date of the Debentures of the respective series immediately prior, as the case may be, until the date of the Optional Extraordinary Amortization; (3) of the Default Charges, if any; and (4) of the premium equivalent to the percentages per year indicated in the tables below, applied on the Unit Par Value or the balance of the Unit Par Value of the Debentures of the respective series, as the case may be, to be amortized, added by the Debentures’ Remuneration of the respective series, calculated pro rata temporis from the First Pay-up Date until the immediately previous Payment Date of the Debentures’ Remuneration of the respective series, as the case may be, until the date of the Optional Extraordinary Amortization, calculated in accordance with the Issue Indenture (“Premium of the Optional Extraordinary Amortization);

Period	Optional Extraordinary Amortization Premium for the First Series Debentures
November 9, 2025 (inclusive) up to May 9, 2027 (exclusive)	0.50%
From May 9, 2027 (inclusive) until the Maturity Date of the First Series Debentures (exclusive)	0.30%

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 8th, 2022

Period	Optional Extraordinary Amortization Premium for the Second Series Debentures
November 9, 2027 (inclusive) up to November 9, 2028 (exclusive)	0.50%
As of November 9, 2028 (inclusive) up to November 9, 2029 (exclusive)	0.40%
As of November 9, 2029 (inclusive) up to the Maturity Date of the Second Series Debentures (exclusive)	0.30%

(xxi) Mandatory Offer of Early Redemption - Change of Control: The Company will be required to make and offer of early redemption of the totality of the Debentures, the possibility of redemption of all Debentures being ensured under equal conditions, upon Change of Shareholding Control (as defined in the Issue Indenture) of the Company and provided that said change of Shareholding Control results in the Rating Reduction (as defined in the Issue Indenture) (“Mandatory Offer of Early Redemption - Change of Control”), observing the procedures determined in the Issue Indenture. The amount to be paid by the Company as early redemption of the Debentures within the scope of the Mandatory Offer of Early Redemption - Change of Control shall correspond to the Unit Par Value or the balance of the Unit Par Value of the Debentures added by the Debentures’ Remuneration due until the date of the effective early redemption, calculated pro rata temporis, from the First Payment Date (or from the immediately previous Payment Date of the Debentures’ Remuneration, as the case may be), without any premium.

(xxii) Optional Acquisition: Observing the negotiation and deadline restrictions set forth in CVM Ruling 476 and the provisions of paragraph 3 of article 55 of the Corporation Law, the Company may, at any time, acquire Debentures of a respective series in the secondary market, conditioned to the acceptance of the respective selling Debenture Holder and observing the provisions of article 55, paragraph 3, of the Corporation Law and of CVM Resolution No. 77, dated March 29, 2022, as amended (“CVM Resolution 77”): (a) for an amount equal to or lower than the balance of the Unit Par Value of the Debentures of the respective series; or (b) for an amount higher than the balance of the Unit Par Value of the Debentures, it being certain that, in this case, the optional acquisition shall necessarily observe the provisions of the Issue Indenture (“Optional Acquisition”);

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 8th, 2022

(xxiii) Early Maturity: The Debentures shall have their early maturity considered in the situations and terms to be set forth in the Issue Indenture (“Default Events”); and

(xxii) Other characteristics: will be defined in the Issue Indenture.

(a.ii.) The Company’s Management shall practice any and all acts and formalities necessary and/or convenient for the Issue, including, but not limited to, (i) the engagement of one or more financial institutions authorized to operate in the capital market for the public distribution of Debentures; (ii) the hiring of service providers necessary for the conduction of the Issue and the Offer, such as fiduciary agent, bookkeeper, liquidation agent, legal advisors, depositary bank, risk rating agency, among others; and (iii) the discussion, negotiation, definition of the terms and conditions and execution of any and all instruments related to the Issue, especially the Issue Indenture, the Distribution Agreement, as well as their amendments (especially, but not limited to, the amendment to the Issue Indenture related to the Bookbuilding Procedure) and/or any other instrument necessary or advisable for the execution of the Issue (such as powers of attorney, ancillary agreements, amendments to the aforementioned instruments and other related instruments, including for the cancellation of Debentures that are not paid-up on the Date of Pay-up), and for this purpose, may negotiate and sign the respective instruments and any changes to amendments.

3.2.          Subjects for Acknowledgement: Nothing to record.

3.3.          Subjects of Interest to the Company: Nothing to record.

BRASKEM S.A.
National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70
State Registration (NIRE) 29.300.006.939
A Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 8th, 2022

4.               ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed, and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, November 8th, 2022.

José Mauro M Carneiro da Cunha Chairman	Lilian Porto Bruno Secretary
Eduardo Bacellar Leal Ferreira	Charles Lenzi
Gesner José de Oliveira Filho	Héctor Nuñez
João Pinheiro Nogueira Batista	José Luis Bringel Vidal
Juliana Sá Vieira Baiardi	Marcelo Klujsza
Roberto Faldini	Roberto Lopes Pontes Simões

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.